UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2006
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gmarket Inc.
NOTICE OF RECORD DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that Shareholders of record at the close of business on December 30, 2006 (in Seoul, South Korea) of shares in the capital of the Gmarket Inc., a corporation duly incorporated under the laws of the Republic of Korea (the “Company”), will be entitled to vote at the Company’s upcoming Annual General Meeting of Shareholders (the “Meeting”) to be held in March. The actual time and place of the Meeting will be notified in due course.
By Order of the Board of Directors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC.
(Registrant)

By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: January 19, 2007